Exhibit 99.3

MAY 1, 2017

Management’s Discussion and Analysis

INTRODUCTION

This Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during the period. The information in this section should be read in conjunction with the unaudited condensed consolidated interim financial statements (interim financial statements) for the period ended April 1, 2017 and the audited consolidated financial statements and annual MD&A in the 2016 Annual Report.

In this MD&A, “Norbord” or the “Company” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc. or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of a controlling equity interest in the Company.

Annual financial data provided has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (the IASB) and interim financial data has been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. Additional information on Norbord, including the Company’s annual information form and other documents publicly filed by the Company, is available on the Company’s website at www.norbord.com, the System for Electronic Document Analysis and Retrieval (SEDAR) administered by the Canadian Securities Administrators (the CSA) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) section of the US Securities and Exchange Commission (the SEC) website at www.sec.gov/edgar.shtml.

Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the CSA. The Company is an eligible issuer under the Multijurisdictional Disclosure System (MJDS) and complies with the US reporting requirements by filing its Canadian disclosure documents with the SEC. As an MJDS issuer, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of the CSA, whose requirements are different from those of the SEC.

This MD&A provides financial and operating results for the three month period ended April 1, 2017 and additional disclosure of material information up to and including the date of issue, being May 1, 2017. All financial references in the MD&A are stated in US dollars unless otherwise noted.

In evaluating the Company’s business, management uses non-IFRS financial measures which, in management’s view, are important supplemental measures of the Company’s performance and believes that they are frequently used by investors, securities analysts and other interested persons in the evaluation of Norbord and other similar companies. In this MD&A, the following non-IFRS financial measures have been used: Adjusted EBITDA, Adjusted earnings (loss), Adjusted earnings (loss) per share, cash provided by operating activities per share,

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

operating working capital, total working capital, capital employed, return on capital employed (ROCE), return on equity (ROE), net debt for financial covenant purposes, tangible net worth, net debt to capitalization, book basis, and net debt to capitalization, market basis. These non-IFRS financial measures are described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies that may have different financing and capital structures and/or tax rates. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided. Certain prior period figures for Adjusted EBITDA and Adjusted earnings have been adjusted to conform to the revised definitions of these non-IFRS financial measures currently used by Norbord.

BUSINESS OVERVIEW & STRATEGY

Norbord is a leading global manufacturer of wood-based panels with 17 plant locations in the United States (US), Canada and Europe. After the completion of the merger with Ainsworth Lumber Co. Ltd. (Ainsworth) on March 31, 2015 (the Merger), Norbord became the largest global producer of oriented strand board (OSB) with annual capacity of 8 billion square feet (Bsf) (3/8-inch basis). In North America, Norbord owns 13 OSB mills located in the Southern region of the US, Western Canada, Quebec, Ontario and Minnesota. In Europe, the Company operates an OSB mill, two particleboard production facilities and one medium density fibreboard (MDF) production facility in the United Kingdom (UK) and one OSB mill in Belgium and is the UK’s largest panel producer. The Company reports its operations in two geographic segments, North America and Europe, with 80% of its panel production capacity in North America and 20% in Europe. Norbord’s business strategy is focused entirely on the wood-based panels sector – in particular OSB – in North America, Europe and Asia.

OSB Accounts for 90% of Norbord’s Business

Production Capacity by Product

NA = North America

EU = Europe

Norbord’s financial goal is to achieve top-quartile ROCE among North American forest products companies over the business cycle.

Protecting the balance sheet is an important element of Norbord’s financing strategy. Management believes that its record of superior operational performance, disciplined capital allocation and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions). At April 1, 2017, Norbord had unutilized liquidity of $284 million, comprising $220 million in unutilized revolving bank lines and $64 million undrawn under its accounts receivable securitization program. In February 2017, the Company permanently repaid its $200 million senior secured notes upon maturity using cash on hand and temporary drawings on the accounts receivable securitization program. Norbord expects to repay the drawings before the end of the second quarter.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

SUMMARY

North American OSB demand continues to improve, driven by continued growth in new home construction, repair and remodelling, industrial and export uses. In the first quarter of 2017, US housing starts were up 8% compared to the same period last year, with single-family starts 6% higher. The North American North Central OSB benchmark price averaged $293 per thousand square feet (Msf) (7/16-inch basis) for the quarter, up 3% versus the previous quarter and 30% against the same quarter last year. Norbord’s North American first quarter capacity utilization was in line with the prior quarter and improved versus the same quarter last year, primarily due to increased productivity.

Despite continued strong demand growth in the Company’s core markets in the UK and Germany, Norbord’s European panel business had lower financial results in the quarter as panel price increases have lagged resin price increases. In addition, Norbord continues to face the post-Brexit translation headwind from the weaker Pound Sterling which reduces reported translated results in US dollars. In the first quarter, capacity utilization at Norbord’s European mills was higher than the prior quarter due to improved productivity but lower than the same quarter last year due to additional maintenance days taken in the current quarter.

Norbord generated operating income of $73 million in the first quarter of 2017, down from $87 million in the prior quarter but up significantly from $39 million in the same quarter last year. Norbord generated Adjusted EBITDA of $103 million in the first quarter of 2017 versus $115 million in the prior quarter and $61 million in the same quarter last year. The year-over-year improvement is primarily due to higher North American OSB prices and shipment volumes, while the quarter-over-quarter decrease is due to higher resin prices and the timing of annual maintenance shuts and related costs.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q1 2017	Q4 2016	Q1 2016
Earnings	$49	$61	$23
Add: Finance costs	11	13	13
Add: Depreciation and amortization	24	26	21
Add: Income tax expense	13	29	3
Less: Gain on asset exchange	—	(16)	—
Add: Loss on disposal of assets	5	—	—
Add: Stock-based compensation and related costs	1	1	—
Add: Other costs incurred to achieve Merger synergies	—	1	1

Adjusted EBITDA	$103	$115	$61

Norbord recorded earnings of $49 million ($0.57 per basic and diluted share) in the first quarter of 2017 versus $61 million ($0.71 per basic and diluted share) in the prior quarter and $23 million ($0.27 per basic and diluted share) in the same quarter last year. Excluding the impact of non-recurring or other items, and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $50 million ($0.58 per basic and diluted share) in the first quarter of 2017 compared to $56 million ($0.65 per basic and diluted share) in the fourth quarter of 2016 and $20 million ($0.23 per basic and diluted share) in the first quarter of 2016.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

(US $ millions)	Q1 2017	Q4 2016	Q1 2016
Earnings	$49	$61	$23
Less: Gain on asset exchange	—	(16)	—
Add: Loss on disposal of assets	5	—	—
Add: Stock-based compensation and related costs	1	1	—
Add: Other costs incurred to achieve Merger synergies	—	1	1
Add: Reported income tax expense	13	29	3

Adjusted pre-tax earnings	68	76	27
Less: Income tax expense at statutory rate(1)	(18)	(20)	(7)

Adjusted earnings	$50	$56	$20

(1)	Represents Canadian combined federal and provincial statutory rate.

Home construction activity, particularly in the US, influences OSB demand and pricing. With 80% of the Company’s panel capacity located in North America, fluctuations in North American OSB demand and prices significantly affect Norbord’s results. For the quarter, approximately 55% of Norbord’s North American OSB sales volume went into the new home construction sector. The remainder went into repair and remodelling, industrial applications and export markets. Management believes this diversification provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity. As the US housing market recovery progresses, management expects Norbord’s shipment volume to the new home construction sector will continue to grow.

The long-term fundamentals that support North American housing activity such as new household formations and replacement of housing stock are forecasted by US housing economists to be strong. Norbord’s European operations and Asian exports are exposed to different market dynamics relative to North America and this has provided meaningful market and geographic diversification for the Company. Combined with Norbord’s strong financial liquidity and solid customer partnerships, the Company believes it is well positioned to benefit from the continuing recovery in the US housing market and growing demand in its core European and Asian export markets.

On the input cost side, fluctuations in raw material input prices significantly impact operating costs. Wood fibre, resin, wax and energy account for approximately 65% of Norbord’s OSB cash production costs. The prices for these commodities are determined by economic and market conditions. In the first quarter of 2017, global resin prices were up relative to both comparative periods. Resin used in the OSB manufacturing process is a petrochemical product, therefore its price is expected to follow global oil prices. Norbord will continue to pursue aggressive Margin Improvement Program (MIP) initiatives to reduce raw material usages and improve productivity to offset potentially higher uncontrollable costs.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

SUMMARY OF FINANCIAL AND OPERATING HIGHLIGHTS

(US $ millions, except per share information, unless otherwise noted)	Q1 2017	Q4 2016	Q1 2016
SALES AND EARNINGS
Sales	467	482	384
Operating income	73	87	39
Adjusted EBITDA(1)	103	115	61
Earnings	49	61	23
Adjusted earnings(1)	50	56	20
PER COMMON SHARE EARNINGS
Earnings, basic and diluted	0.57	0.71	0.27
Adjusted earnings, basic and diluted (1)	0.58	0.65	0.23
Dividends declared(2)	0.10	0.10	0.10

BALANCE SHEET
Total assets	1,725	1,799	1,670
Long-term debt(3)	547	746	745
Net debt for financial covenant purposes(1)	580	619	749
Net debt to capitalization, market basis(1)	22%	25%	32%
Net debt to capitalization, book basis(1)	38%	41%	50%

KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,431	1,601	1,337
Europe	479	447	435
Indicative average OSB price
North Central ($/Msf–7/16”)	293	285	226
South East ($/Msf–7/16”)	292	263	215
Western Canada ($/Msf–7/16”)	265	236	191
Europe (€/m3)(4)	226	230	230

KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	29%	30%	18%
Return on equity (ROE)(1)	30%	34%	16%
Cash provided by operating activities	39	130	3
Cash provided by operating activities per share(1)	0.45	1.52	0.04

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)	Dividends declared per share stated in Canadian dollars.
(3)	Includes current and non-current long-term debt.
(4)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Sales

Total sales in the quarter were $467 million, compared to $482 million in the fourth quarter of 2016 and $384 million in the first quarter of 2016. Quarter-over-quarter, total sales decreased by $15 million or 3%. In North America, sales decreased by 5% due to lower shipment volumes primarily due to fewer fiscal days in the current quarter partially offset by higher OSB prices. In Europe, sales increased by 4% due to higher average panel prices and an increase in shipment volumes. Year-over-year, total sales increased by $83 million or 22%. In North America, sales increased by 31% due to higher OSB prices and higher shipment volumes. In Europe, sales decreased by 3% primarily due to the foreign exchange impact of a weaker Pound Sterling relative to the US dollar, partially offset by an increase in shipment volumes and higher average panel prices.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Markets

In North America, demand from US housing continues to improve. Year-to-date US housing starts were up 8% versus the same period in 2016. The seasonally adjusted annualized rate was 1.22 million in March, 9% higher than the pace at this time last year, while the pace of housing permits (the more forward-looking indicator) was 1.26 million. Single-family starts (which use approximately three times more OSB than multi-family) increased by 6%. The consensus forecast from US housing economists stands at approximately 1.26 million starts in 2017, which suggests an 8% improvement over last year. Despite the significant rebound in new home construction since the low of 0.55 million in 2009, US housing starts remain well below the long-term annual average of 1.5 million.

North American benchmark OSB prices improved significantly in the first quarter of 2017 versus both the previous quarter and the same quarter last year as new home construction activity and OSB demand continue to improve. The North Central benchmark OSB price averaged $293 per Msf (7/16-inch basis) for the quarter, and the spreads versus other regions compressed as demand improved. In mid-February, the South East benchmark OSB price traded higher than North Central for the first time since 2006, demonstrating the tightness in the largest US housing market as the spring building season commenced. The table below summarizes benchmark OSB prices by region for the relevant quarters:

North American Region	% of Norbord’s Estimated Annual Operating Capacity(1)	Q1 2017 ($/Msf–7/16”)	Q4 2016 ($/Msf–7/16”)	Q1 2016 ($/Msf–7/16”)
North Central	16%	$293	$285	$226
South East	33%	292	263	215
Western Canada	32%	265	236	191

(1)	Excludes the currently curtailed Chambord, Quebec and Huguley, Alabama mills which represent 13% of estimated annual capacity.

In Europe, Norbord’s core panel markets remained strong in the first quarter of 2017, with double-digit year-over-year OSB demand growth in both the UK and Germany. Reported panel prices in US dollar terms were impacted by the significant devaluation of the Pound Sterling following the Brexit referendum in June 2016. In local currency terms, OSB prices in the UK were up 5% from the same quarter last year and have firmed by about 10% since their post-Brexit lows. On the continent, OSB prices were 3% lower than the same quarter last year but flat versus the prior quarter. UK MDF and particleboard prices were up 8% and 3%, respectively versus both comparative periods.

Historically, the UK has been a net importer of panel products and Norbord is the largest domestic producer. A weaker Pound Sterling relative to the Euro is advantageous to Norbord’s primarily UK-based operations as it improves sales opportunities within the UK and supports Norbord’s export program into the continent. During the first quarter of 2017, the Pound Sterling averaged 1.16 against the Euro compared to 1.15 in the prior quarter and 1.30 in the same quarter last year.

Operating Results

Adjusted EBITDA (US $ millions)	Q1 2017	Q4 2016	Q1 2016
North America	$102	$108	$53
Europe	6	10	10
Unallocated	(5)	(3)	(2)

Total	$103	$115	$61

Norbord generated Adjusted EBITDA of $103 million in the first quarter of 2017, compared to $115 million in the fourth quarter of 2016 and $61 million in the first quarter of 2016. Quarter-over-quarter, the decrease of $12 million was due to lower North American shipment volumes, higher resin prices and the timing of annual maintenance shuts and related costs, partially offset by higher North American OSB pricing. Year-over-year, the increase of $42 million was primarily attributed to higher North American OSB pricing and higher shipment volumes, partially offset by the timing of annual maintenance shuts and related costs, as well as higher resin prices.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Adjusted EBITDA Variance

The components of the Adjusted EBITDA change are summarized in the variance table below:

(US $ millions)	Q1 2017 vs. Q4 2016	Q1 2017 vs. Q1 2016
Adjusted EBITDA – current period	$103	$103
Adjusted EBITDA – comparative period	115	61

Variance	(12)	42

Mill nets(1)	19	66
Volume(2)	(14)	8
Key input prices(3)	(7)	(7)
Key input usage(3)	(2)	—
Mill profit share and bonus	1	(2)
Other operating costs and foreign exchange(4)	(9)	(23)

Total	$(12)	$42

(1)	The mill nets variance represents the estimated impact of changes in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
(2)	The volume variance represents the impact of shipment volume changes across all products.
(3)	The key inputs include fibre, resin, wax and energy.
(4)	The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, and maintenance.

North America

Norbord’s North American operations generated $102 million in Adjusted EBITDA in the first quarter of 2017 versus $108 million in the fourth quarter of 2016 and $53 million in the first quarter of 2016. During the current quarter, the Company took major maintenance shuts at six of its North American mills to ensure readiness for the upcoming peak homebuilding season which resulted in lower production and sales volumes, and higher costs. Quarter-over-quarter, the decrease of $6 million was primarily attributable to fewer fiscal days in the current quarter, the timing of annual maintenance shuts and related costs, and higher resin prices, partially offset by higher OSB prices. Year-over-year, the increase of $49 million was primarily attributed to higher OSB prices and additional fiscal days partially offset by the timing of annual maintenance shuts and related costs, higher resin prices and higher profit share costs attributed to higher earnings.

Norbord’s North American OSB cash production costs per unit (excluding mill profit share) increased by 7% compared to the fourth quarter of 2016 and by 9% compared to the first quarter of 2016. Quarter-over-quarter, unit costs increased due to the timing of annual maintenance shuts and related costs, fewer fiscal days and higher resin prices. Year-over-year, unit costs increased due to the timing of annual maintenance shuts and related costs, and higher resin prices.

Production has remained suspended at the Huguley, Alabama mill since the first quarter of 2009 and at the Chambord, Quebec mill since the third quarter of 2008. These two mills represent 13% of Norbord’s annual estimated capacity in North America. Norbord does not currently expect to restart its Chambord mill in 2017, but will continue to monitor market conditions. For the past three years, Norbord has been rebuilding its Huguley mill to prepare it for restart when warranted by customer demand.

Excluding the curtailed mills (Huguley and Chambord), Norbord’s operating mills produced at 94% of their installed capacity in both the first quarter of 2017 and the fourth quarter of 2016, compared to 92% in the first quarter of 2016. Capacity utilization (based on fiscal days in each period) increased year-over-year due to improved mill productivity.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Europe

Norbord’s European operations generated $6 million in Adjusted EBITDA compared to $10 million in both comparative quarters. Although panel demand continues to be strong, Adjusted EBITDA for the current quarter was negatively impacted as panel price increases have lagged resin price increases. Higher resin prices have a greater impact on the European mills as MDF and particleboard are more resin-intensive products than OSB. Quarter-over-quarter, the Adjusted EBITDA decrease of $4 million was primarily driven by higher resin and energy prices, partially offset by higher average panel prices. Year-over-year, the lower Adjusted EBITDA was primarily attributed to higher resin prices and the translation impact of a weaker Pound Sterling versus the US dollar, partially offset by higher average panel prices and higher sales volume.

The European mills produced at 98% of stated capacity in the current quarter compared to 95% in the fourth quarter of 2016 and 100% in the first quarter of 2016. Quarter-over-quarter, capacity utilization was up due to improved mill productivity. Year-over-year, capacity utilization was down due to additional maintenance days taken in the current quarter.

Margin Improvement Program (MIP)

The Company did not generate any MIP gains in the quarter due to the timing and scope of the annual maintenance shuts and related costs. MIP is measured relative to 2016 at constant prices and exchange rates.

FINANCE COSTS, DEPRECIATION AND AMORTIZATION, AND INCOME TAX

(US $ millions)	Q1 2017	Q4 2016	Q1 2016
Finance costs	$(11)	$(13)	$(13)
Depreciation and amortization	(24)	(26)	(21)
Income tax expense	(13)	(29)	(3)

Finance Costs

Finance costs decreased in the first quarter of 2017 compared to prior periods due to the repayment of the $200 million senior secured notes in February 2017. In addition, $1 million in interest costs were capitalized on qualifying assets during the quarter.

Depreciation and Amortization

The Company uses the units-of-production method to depreciate its production equipment and fluctuations in depreciation expense reflect relative changes in production levels by mill. Amortization expense was in line with the prior periods.

Income Tax

A tax expense of $13 million was recorded on pre-tax earnings of $62 million in the first quarter of 2017. The effective tax rate differs from the statutory rate principally due to rate differences on foreign activities, fluctuations in relative currency values and the recognition of certain non-recurring income tax recoveries.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	Q1 2017	Q4 2016	Q1 2016
Cash provided by operating activities	$39	$130	$3
Cash provided by operating activities per share	0.45	1.52	0.04

Operating working capital	171	118	172
Total working capital	182	278	185
Investment in property, plant and equipment & intangible assets	60	44	11
Net debt to capitalization, market basis	22%	25%	32%
Net debt to capitalization, book basis	38%	41%	50%

At period-end, the Company had unutilized liquidity of $284 million, comprising $220 million in revolving bank lines and $64 million undrawn under its accounts receivable securitization program, which the Company believes is sufficient to fund expected short-term cash requirements.

Senior Secured Notes Due 2017

In February 2017, the Company permanently repaid its $200 million senior secured notes upon maturity using cash on hand and temporary drawings on the accounts receivable securitization program.

Senior Secured Notes Due 2020

The Company’s $240 million senior secured notes due December 2020 bear an interest rate of 5.375%.

Senior Secured Notes Due 2023

The Company’s $315 million senior secured notes due April 2023 bear an interest rate of 6.25%.

Revolving Bank Lines

The Company has an aggregate commitment of $245 million under committed revolving bank lines which bear interest at money market rates plus a margin that varies with the Company’s credit rating. The maturity date of the aggregate commitment is May 2019. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with the holders of the 2020 and 2023 senior secured notes.

The revolving bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. For the purposes of the tangible net worth calculation, the following adjustments have been made as at period-end:

•	the IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back;

•	changes to other comprehensive income subsequent to January 1, 2011 are excluded;

•	intangible assets (other than timber rights and software acquisition and development costs) are excluded; and

•	the impact of the change in functional currency of Ainsworth on shareholders’ equity of $155 million is excluded.

Net debt for financial covenant purposes includes total debt, principal amount excluding any drawings on the accounts receivable securitization program, less cash and cash equivalents, plus letters of credit issued and any bank advances. At period-end, the Company’s tangible net worth was $951 million and net debt for financial covenant purposes was $580 million. Net debt to capitalization, book basis, was 38%. The Company was in compliance with the financial covenants at period-end.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Norbord’s capital structure at period-end consisted of the following:

(US $ millions)	Apr 1, 2017	Dec 31, 2016
Long-term debt, principal value	$555	$755
Add: Other long-term debt	61	—
Add: Bank advances	2	—
Less: Cash and cash equivalents	—	(161)

Net debt	618	594
Less: Other long-term debt	(61)	—
Add: Letters of credit	23	25

Net debt for financial covenant purposes	580	619

Shareholders’ equity	698	650
Add: Other comprehensive income change(1)	77	79
Add: Impact of Ainsworth changing functional currencies	155	155
Add: IFRS transitional adjustments	21	21

Tangible net worth for financial covenant purposes	951	905

Total capitalization	$1,531	$1,524

Net debt to capitalization, market basis	22%	25%
Net debt to capitalization, book basis	38%	41%

(1)	Cumulative subsequent to January 1, 2011.

Accounts Receivable Securitization

The Company has a $125 million multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust on a fully serviced basis for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At period-end, Norbord had transferred but continued to recognize $144 million in trade accounts receivable, and recorded drawings of $61 million as other long-term debt relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount Norbord chooses to draw under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes. The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. During the quarter, the utilization charge on drawings ranged from 1.5% to 2.6%.

The securitization program contains no financial covenants; however, the program is subject to minimum credit rating requirements. The Company must maintain a long-term issuer credit rating of at least single B(mid) or the equivalent. As at May 1, 2017, Norbord’s ratings were BB (DBRS), BB- (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service).

Other Liquidity and Capital Resources

Operating working capital, consisting of accounts receivable and inventory and prepaids less accounts payable and accrued liabilities, was $171 million at period-end compared to $118 million at December 31, 2016 and $172 million at March 26, 2016. The Company aims to continuously minimize the amount of capital held as operating working capital and continues to manage it at minimal levels.

Quarter-over-quarter, operating working capital increased by $53 million primarily due to higher accounts receivable and higher inventory. Higher accounts receivable was primarily due to higher North American OSB prices. Higher inventory was the result of the annual seasonal log inventory build in the northern mills in North America.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Year-over-year, operating working capital was in-line as higher accounts receivable and higher inventory was offset by higher accounts payable and accrued liabilities. Higher accounts receivable was due to higher North American sales volume and OSB prices. Higher inventory was the result of better weather conditions for building seasonal log inventories at the northern mills this year. Higher accounts payable and accrued liabilities was primarily attributed to higher accrued capital expenditures related to the Inverness project (described below) and the timing of payments.

Total working capital, which includes operating working capital plus cash and cash equivalents, taxes receivable and investment tax credit receivable less bank advances and taxes payable, was $182 million as at the end of the first quarter of 2017, compared to $278 million at December 31, 2016 and $185 million at March 26, 2016. Quarter-over-quarter, the decrease was primarily attributed to the consumption of cash to repay the $200 million in senior secured notes, partially offset by the higher operating working capital and the classification of the investment tax credit receivable as current as it is expected to be utilized in 2017. Year-over-year, total working capital was in line as the lower cash balance was offset by the investment tax credit receivable re-classification from non-current to current.

Operating activities generated $39 million of cash or $0.45 per share in the first quarter of 2017, compared to    $130 million or $1.52 per share in the fourth quarter of 2016 and $3 million or $0.04 per share in the first quarter of 2016. The lower generation of cash versus the prior quarter was mainly attributed to the seasonal increase in operating working capital in the current quarter. The higher generation of cash versus the same quarter last year was mainly attributed to the higher Adjusted EBITDA in the current quarter.

INVESTMENTS

Investment in property, plant and equipment and intangible assets was $60 million in the first quarter of 2017 compared to $44 million in the fourth quarter of 2016 and $11 million in the first quarter of 2016. The increase versus the prior quarters was primarily attributable to the Inverness project (described below).

Inverness Project

In January 2016, the Board of Directors approved the investment of $135 million over the subsequent two years to modernize and expand the Company’s Inverness, Scotland OSB mill. The project remains on budget and on track to start up in the second half of 2017, with no disruption to existing production capacity in the interim. Capital spending of $31 million was incurred during the quarter with $4 million of the Highlands & Islands Enterprise development grant received which offsets expenditures incurred. The Company expects to invest most of the remaining $102 million budgeted to complete the Inverness project during 2017. The investment is being funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s accounts receivable securitization program or committed revolving bank lines.

All Other Projects

Norbord’s 2017 investment in property, plant and equipment and intangible assets related to all other projects (excluding Inverness) is budgeted to be $120 million. This includes routine maintenance of business projects and projects focused on reducing manufacturing costs and increasing productivity across the mills, as well as $30 million to prepare the Huguley mill for restart when warranted by customer demand. These investments will be funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s accounts receivable securitization program or committed revolving bank lines.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

CAPITALIZATION

At May 1, 2017, there were 86.1 million common shares outstanding. In addition, 1.7 million stock options were outstanding, of which 63% were fully vested.

Dividends

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. Under this policy, the Board of Directors has declared the following dividends:

(in C $)	Quarterly Dividend Declared per Common Share
Q2 2013 to Q4 2014	$0.60
Q1 2015 & Q2 2015	0.25
Q3 2015 to Q1 2017	0.10

The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

FINANCIAL INSTRUMENTS

The Company utilizes various derivative financial instruments to manage risk and make better use of capital. The fair values of these instruments are reflected on the Company’s balance sheet and are disclosed in note 11 to the interim financial statements.

TRANSACTIONS WITH RELATED PARTIES

In the normal course of operations, the Company enters into various transactions with related parties which have been measured at exchange value between the parties and recognized in the consolidated financial statements. The following transactions have occurred between the Company and its related parties during the quarter:

The Company periodically engages the services of Brookfield for various financial, real estate and other business services. During the quarter, the fees for services rendered were less than $1 million (2016 – less than $1 million).

Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. During the quarter, net sales of $13 million (2016 – $10 million) were made to Interex. At period-end, $1 million (December 31, 2016 – $2 million) due from Interex was included in accounts receivable.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

SELECTED QUARTERLY INFORMATION

	2017				2016			2015
(US $ millions, except per share information, unless otherwise noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
SALES AND EARNINGS
Sales	467	482	453	447	384	415	378	365
Operating income (loss)	73	87	87	67	39	33	8	(4)
Adjusted EBITDA(1)	103	115	115	94	61	59	30	19
Earnings (loss)	49	61	55	44	23	13	(9)	(23)
Adjusted earnings (loss)(1)	50	56	58	42	20	18	(4)	(12)
PER COMMON SHARE EARNINGS
Earnings (loss), basic and diluted	0.57	0.71	0.64	0.51	0.27	0.15	(0.11)	(0.27)
Adjusted earnings (loss), basic(1,2)	0.58	0.65	0.68	0.49	0.23	0.21	(0.05)	(0.14)
Dividends declared(3)	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.25

BALANCE SHEET
Total assets	1,725	1,799	1,718	1,654	1,670	1,635	1,653	1,670
Long-term debt(4)	547	746	746	745	745	745	744	744
Net debt for financial covenant purposes(1)	580	619	705	751	749	751	758	749
Net debt to capitalization, market basis(1)	22%	25%	29%	31%	32%	32%	32%	30%
Net debt to capitalization, book basis(1)	38%	41%	45%	48%	50%	51%	51%	50%

KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,431	1,601	1,463	1,487	1,337	1,459	1,409	1,375
Europe	479	447	438	459	435	425	453	438
Indicative average OSB price
North Central ($/Msf–7/16”)	293	285	301	264	226	242	204	193
South East ($/Msf–7/16”)	292	263	256	245	215	221	176	174
Western Canada ($/Msf–7/16”)	265	236	265	242	191	204	158	152
Europe (€/m3)(5)	226	230	235	237	230	226	220	218

KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	29%	30%	32%	26%	18%	15%	8%	5%
Return on equity (ROE)(1)	30%	34%	41%	31%	16%	11%	(3)%	(9)%
Cash provided by (used for) operating activities	39	130	97	83	3	56	23	(3)
Cash provided by (used for) operating activities per share(1)	0.45	1.52	1.13	0.97	0.04	0.66	0.27	(0.04)

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)	Basic and diluted Adjusted earnings (loss) per share are the same except diluted Adjusted earnings per share for Q3 2016 is $0.67.
(3)	Dividends declared per share stated in Canadian dollars.
(4)	Includes current and non-current long-term debt.
(5)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair and remodelling work – the principal end uses of Norbord’s products – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord’s operations. OSB shipment volumes and prices are affected by these factors as well as by global, regional and local supply and demand conditions.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Operating working capital is typically built up in the fiprst quarter of the year due primarily to log inventory purchases in the northern regions of North America and Europe. This inventory is generally consumed in the spring and summer months.

The demand for and the price of OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the demand for and the price of OSB in North America. The Company estimates that the annualized impact on Adjusted EBITDA of a $10 per Msf (7/16-inch basis) change in the North American OSB price, when operations are running at full capacity, is approximately $59 million or $0.69 per basic share. Regional pricing variations, particularly in the Southern US and Western Canada, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix also make the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. Further, premiums obtained on value-added products, the pricing lag effect of maintaining an order file, and volume and trade discounts cause realized prices to differ from the benchmarks for both North America and Europe.

Global commodity prices affect the prices of key raw material inputs, primarily wood fibre, resin, wax and energy, which had been increasing as the broader US economic recovery gained traction. Prices for resin, a petroleum-based product, generally follow global oil prices which had been trending down until the third quarter of 2016 and have since been trending gradually higher.

Norbord has significant exposure to the Canadian dollar with approximately 37% of its panel production capacity located in Canada. The Company estimates that the favourable impact of a one-cent (US) decrease in the value of the Canadian dollar would positively impact annual Adjusted EBITDA by approximately $3 million when all six of Norbord’s Canadian OSB mills operate at capacity.

Items not related to ongoing business operations that had a significant impact on quarterly results include:

Loss on Disposal of Assets – Included in the first quarter of 2017 is a $5 million ($0.06 per basic and diluted share) non-cash loss on the disposal of production equipment during the quarter. Included in the fourth quarter of 2015 is $1 million ($0.01 per basic and diluted share) of similar costs.

Gain on Asset Exchange – Included in the fourth quarter of 2016 is a $16 million ($0.19 per basic and diluted share) gain recognized on the Quebec asset exchange transaction.

Merger Transaction Costs – Included in the second quarter of 2015 is $1 million ($0.01 per basic and diluted share) of transaction costs related to the Merger.

Severance Incurred to Achieve Merger Synergies – Included in the second quarter of 2015 is $2 million ($0.02 per basic and diluted share) of severance costs incurred to achieve synergies from the Merger.

Other Costs Incurred to Achieve Merger Synergies – Included in the fourth quarter of 2016 is $1 million ($0.01 per basic and diluted share) of other costs incurred to achieve synergies from the Merger including consulting and professional fees. Included in the third quarter of 2016 is $4 million ($0.05 per basic and diluted share), $2 million ($0.02 per basic and diluted share) in the second quarter of 2016, $1 million ($0.01 per basic and diluted share) in the first quarter of 2016, $3 million ($0.03 per basic and diluted share) in the fourth quarter of 2015 and $1 million ($0.01 per basic and diluted share) in the second quarter of 2015 of similar costs. In addition, the third quarter of 2016 also included costs expensed to dismantle certain idle equipment at the Grande Prairie, Alberta mill which was moved to be used in the Inverness project.

Costs Related to High Level Fire – Included in the second quarter of 2016 is a $1 million ($0.01 per basic and diluted share) insurance claim deductible related to a fire at the High Level, Alberta mill.

Costs on Early Debt Extinguishment – Included in the second quarter of 2015 is a $13 million ($0.15 per basic and diluted share) premium paid on the early redemption of the $315 million senior secured notes due 2017 of

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Ainsworth (Ainsworth Notes), an $11 million ($0.13 per basic and diluted share) write-off of the related financial instrument on the call options embedded in the Ainsworth Notes and a related $1 million ($0.01 per basic and diluted share) write-off of net unamortized debt issue costs.

The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015
Earnings (loss)	$49	$61	$55	$44	$23	$13	$(9)	$(23)
Add: Loss on disposal of assets	5	—	—	—	—	1	—	—
Add: Stock-based compensation and related costs	1	1	1	—	—	1	—	—
Less: Gain on asset exchange	—	(16)	—	—	—	—	—	—
Add: Merger transaction costs	—	—	—	—	—	—	—	1
Add: Severance incurred to achieve Merger synergies	—	—	—	—	—	—	—	2
Add: Other costs incurred to achieve Merger synergies	—	1	4	2	1	3	—	1
Add: Costs related to High Level fire	—	—	—	1	—	—	—	—
Add: Costs on early extinguishment of Ainsworth Notes	—	—	—	—	—	—	—	25
Add: Reported income tax expense (recovery)	13	29	19	10	3	6	3	(22)

Adjusted pre-tax earnings (loss)	68	76	79	57	27	24	(6)	(16)
Less: Income tax (expense) recovery at statutory rate(1)	(18)	(20)	(21)	(15)	(7)	(6)	2	4

Adjusted earnings (loss)	$50	$56	$58	$42	$20	$18	$(4)	$(12)

(1)	Represents Canadian combined federal and provincial statutory rate.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015
Earnings (loss)	$49	$61	$55	$44	$23	$13	$(9)	$(23)
Add: Finance costs	11	13	13	13	13	14	14	13
Add: Depreciation and amortization	24	26	23	24	21	21	22	22
Add: Income tax expense (recovery)	13	29	19	10	3	6	3	(22)
Add: Loss on disposal of assets	5	—	—	—	—	1	—	—
Add: Stock-based compensation and related costs	1	1	1	—	—	1	—	—
Less: Gain on asset exchange	—	(16)	—	—	—	—	—	—
Add: Merger transaction costs	—	—	—	—	—	—	—	1
Add: Severance incurred to achieve Merger synergies	—	—	—	—	—	—	—	2
Add: Other costs incurred to achieve Merger synergies	—	1	4	2	1	3	—	1
Add: Costs related to High Level fire	—	—	—	1	—	—	—	—
Add: Costs on early extinguishment of Ainsworth Notes	—	—	—	—	—	—	—	25

Adjusted EBITDA	$103	$115	$115	$94	$61	$59	$30	$19

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

CHANGES IN ACCOUNTING STANDARDS

(i)	Income Taxes

In January 2016, the IASB issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments became effective for the Company on January 1, 2017 and did not have a significant impact on its interim financial statements.

(ii)	Cash Flow Statement Disclosure

In January 2016, the IASB issued an amendment to IAS 7, Statement of Cash Flows, introducing additional disclosure requirements for liabilities arising from financing activities. The amendments became effective for the Company on January 1, 2017 and the additional disclosure has been included in note 10 to the interim financial statements accordingly.

SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES

Management has selected appropriate accounting policies and made certain estimates and assumptions that affect the reported amounts and other disclosure in the financial statements. These accounting policies, estimates and judgements are described in the 2016 audited financial statements of the Company.

POTENTIAL FUTURE CHANGES IN TAX LAWS

The Company’s structure is based on prevailing taxation law and practice in the local jurisdictions in which it operates. The Company is aware that new taxation rules could be enacted or that existing rules could be applied in a manner that subjects its profits to additional taxation or otherwise have a material adverse effect on its profitability, results of operations, financial condition or the trading price of its securities. Management is continually monitoring changes in tax policy, tax legislation (including in relation to taxation rates), the interpretation of tax policy or legislation or practice that could have such an effect.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

There were no changes in the Company’s internal controls over financial reporting and disclosure controls and procedures during the three months ended April 1, 2017 that have materially affected, or are reasonably likely to materially affect, these controls and procedures.

NON-IFRS FINANCIAL MEASURES

The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.

Adjusted earnings (loss) is defined as earnings determined in accordance with IFRS before non-recurring or other items, and using a normalized income tax rate. Non-recurring items include the gain on the Quebec asset exchange and costs related to the Merger. Other items include a non-cash loss on disposal of assets and stock-based compensation and related revaluation costs. The actual income tax expense is added back and a tax expense calculated at the Canadian combined federal and provincial statutory rate is deducted. Adjusted earnings per share is Adjusted earnings divided by the weighted average number of common shares outstanding.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

(US $ millions)	Q1 2017	Q4 2016	Q1 2016
Earnings	$49	$61	$23
Less: Gain on asset exchange	—	(16)	—
Add: Loss on disposal of assets	5	—	—
Add: Stock-based compensation and related costs	1	1	—
Add: Other costs incurred to achieve Merger synergies	—	1	1
Add: Reported income tax expense	13	29	3

Adjusted pre-tax earnings	68	76	27
Less: Income tax expense at statutory rate(1)	(18)	(20)	(7)

Adjusted earnings	$50	$56	$20

(1)	Represents Canadian combined federal and provincial statutory rate.

Adjusted EBITDA is defined as earnings determined in accordance with IFRS before finance costs, income taxes, depreciation and amortization, and non-recurring or other items. Non-recurring items include the gain on the Quebec asset exchange and costs related to the Merger. Other items include a non-cash loss on disposal of assets and stock-based compensation and related revaluation costs. As Norbord operates in a cyclical commodity business, Norbord interprets Adjusted EBITDA over the cycle as a useful indicator of the Company’s ability to incur and service debt and meet capital expenditure requirements. In addition, Norbord views Adjusted EBITDA as a measure of gross profit and interprets Adjusted EBITDA trends as indicators of relative operating performance.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q1 2017	Q4 2016	Q1 2016
Earnings	$49	$61	$23
Add: Finance costs	11	13	13
Add: Depreciation and amortization	24	26	21
Add: Income tax expense	13	29	3
Less: Gain on asset exchange	—	(16)	—
Add: Loss on disposal of assets	5	—	—
Add: Stock-based compensation and related costs	1	1	—
Add: Other costs incurred to achieve Merger synergies	—	1	1

Adjusted EBITDA	$103	$115	$61

Operating working capital is defined as accounts receivable plus inventory plus prepaids less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, prepaids, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality and sales expansions and contractions.

(US $ millions)	Apr 1, 2017	Dec 31, 2016	Mar 26, 2016
Accounts receivable	$161	$141	$153
Inventory	220	185	211
Prepaids	6	10	7
Accounts payable and accrued liabilities	(216)	(218)	(199)

Operating working capital	$171	$118	$172

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Total working capital is operating working capital plus cash and cash equivalents, taxes receivable and investment tax credit receivable less bank advances, if any, and taxes payable.

(US $ millions)	Apr 1, 2017	Dec 31, 2016	Mar 26, 2016
Operating working capital	$171	$118	$172
Cash and cash equivalents	—	161	14
Bank advances	(2)	—	—
Taxes receivable	1	—	1
Investment tax credit receivable	13	—	—
Taxes payable	(1)	(1)	(2)

Total working capital	$182	$278	$185

Capital employed is defined as the sum of property, plant and equipment, intangible assets and operating working capital. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, intangible assets and operating working capital.

(US $ millions)	Apr 1, 2017	Dec 31, 2016	Mar 26, 2016
Property, plant and equipment	$1,294	$1,262	$1,246
Intangible assets	23	22	19
Accounts receivable	161	141	153
Inventory	220	185	209
Prepaids	6	10	9
Accounts payable and accrued liabilities	(216)	(218)	(199)

Capital employed	$1,488	$1,402	$1,437

ROCE (return on capital employed) is Adjusted EBITDA divided by average capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it monitors ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management. Norbord targets top-quartile ROCE among North American forest products companies over the cycle.

ROE (return on equity) is Adjusted earnings (loss) divided by common shareholders’ equity. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the cycle and targets top-quartile performance among North American forest products companies.

Cash provided by (used for) operating activities per share is calculated as cash provided by (used for) operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.

Net debt is the principal value of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash and cash equivalents. Net debt for financial covenant purposes is net debt excluding other long-term debt and including letters of credit outstanding. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

(US $ millions)	Apr 1, 2017	Dec 31, 2016	Mar 26, 2016
Long-term debt, principal value	$555	$755	$755
Add: Other long-term debt	61	—	55
Add: Bank advances	2	—	—
Less: Cash and cash equivalents	—	(161)	(14)

Net debt	618	594	796
Less: Other long-term debt	(61)	—	(55)
Add: Letters of credit	23	25	8

Net debt for financial covenant purposes	$580	$619	$749

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Tangible net worth consists of shareholders’ equity including certain adjustments. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, effective January 1, 2011, tangible net worth excludes all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011 (includes those movements related to the translation of Ainsworth in prior periods).

(US $ millions)	Apr 1, 2017	Dec 31, 2016	Mar 26, 2016
Shareholders’ equity	$698	$650	$527
Less: Intangible assets(1)	—	—	(19)
Add: Other comprehensive income movement(2)	77	79	56
Add: Impact of Ainsworth adopting USD as its functional currency	155	155	155
Add: IFRS transitional adjustments	21	21	21

Tangible net worth	$951	$905	$740

(1)	Timber rights and software development costs were excluded from the definition of intangible assets when the bank lines were renewed in June 2016.
(2)	Cumulative subsequent to January 1, 2011.

Net debt to capitalization, book basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth. Net debt to capitalization on a book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.

Net debt to capitalization, market basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price. Net debt to capitalization, market basis, is a key measure of a company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “represents,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends,” “supports,” “continues,” “future” or variations of such words and phrases, or negative versions thereof, or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) historical, forecasted and other forward-looking information published by third parties such as the US Census Bureau, FEA (Forest Economic Advisors, LLC), APA–The Engineered Wood Association, Office for National Statistics and EUROCONSTRUCT which we may refer to but have not independently verified.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration and cyclicality; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; (6) availability of rail services and port facilities; (7) various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental regulations; (9) impact of any product liability claims in excess of insurance coverage; (10) risks inherent to a capital intensive industry; (11) impact of future outcomes of tax exposures; (12) potential future changes in tax laws; (13) effects of currency exposures and exchange rate fluctuations; (14) future operating costs; (15) availability of financing; (16) impact of future cross border trade rulings or agreements; (17) ability to implement new or upgraded information technology infrastructure; and (18) impact of information technology service disruptions or failures.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and United States securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.